

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 14, 2010

VIA U.S. MAIL

Mr. Joseph G. D'Arrigo
Chief Executive Officer
Native American Energy Group, Inc.
108-18 Queens Blvd.
Forest Hills, NY 11375

> **Re: Native American Energy Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed November 16, 2010**
> **File No. 0-54088**

Dear Mr. D'Arrigo:

We have reviewed your amended filing and response letter, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please appropriately mark your amendment to your Form 10 with the letter "A" to designate the document as an amendment. See Exchange Act Rule 12b-15.

2.   As your registration statement became effective on October 19, 2010, you are now subject to the reporting requirements of the Securities Exchange Act of 1934 and were required to file your Form 10-Q for the interim period ended September 30, 2010 by December 3, 2010. Please file this report without further delay.

Business, page 1

History, page 1

3.   We note your revised disclosure that you completed a reverse merger transaction in part
        to "obtain a clear trading market." However, this does not appear to be consistent with
        your disclosure at page 48 that there is no established public trading market for your
        common stock. Please revise.

4.   We note your response to comment 12 in our letter dated September 17, 2010. Please
        provide more information in your filing regarding the background of the corporate
        "hijacking" involving your company. For example, and without limitation, please clarify
        when the corporate "hijacking" with respect to your company was alleged to have taken
        place, and what such "hijacking" entailed. If you determined that at the time of your
        name change, an inactive company had been previously assigned a CUSIP number and a
        ticker symbol that you used, please disclose whether you knew such information at the
        time of your name change, or whether you confirmed that the inactive company was a
        defunct company by conducting any research or by attempting to contact the company.
        Please disclose whether or not you were required by Delaware law or otherwise to seek
        consent to use the name of any such inactive company and, if required, whether you
        obtained that consent and from whom.

5.   With respect to your disclosure at pages 1 and 48 regarding the actions of your attorney
        in respect of the corporate "hijackings," please disclose whether you authorized your
        attorney's actions.

6.   We also note your disclosure that "the Company's common stock had been quoted on the
        'Pink Sheets' with a clear bid and offer spread prior to suspension." Please clarify
        whether your common stock, or the common stock of an inactive company, was quoted
        on the Pink Sheets.

2010 Amendment to Windaus Agreement, page 7

7.   Please disclose all material terms of your agreement with Windaus, as amended.

Pilot Project- Rooftop Installation Underway in Brooklyn, New York, page 10

8.   We note your response to comment 37 in our letter dated September 17, 2010 that if you
        do not receive your secondary financing or have your manufacturing facility operational
        by the time the rooftop is constructed, you will obtain the turbines directly from Windaus
        pursuant to your agreement. Please revise your disclosure to include this discussion.

Risk Factors, page 11

Our auditors have expressed substantial doubt…, page 11

9.   Please revise this risk factor to disclose your accumulated deficit as of June 30, 2010 was
        $17,070,992. This comment is also applicable to the disclosure of your accumulated
        deficit balance under the heading, "Liquidity and Capital Resources" within MD&A.

There is a significant risk of our common shareholders being diluted…, page 32

10.   We note your response to comment 42 from our letter dated September 17, 2010. Please
        revise your filing to disclose what consideration, if any, the holders of your outstanding
        shares of preferred stock would need to convey in connection with any conversion of
        such shares.

Voting control of the company is held by two individuals, page 32

11.   Please provide the basis for your disclosure that the preferred shareholders "each have
        250,000,000 million shares."

Financial Information, page 33

Results of Operations—Administrative, page 34

12.   We note your disclosure at page 35 that you entered into "various debt conversion
        agreements and pay-off letters." Please expand your disclosure to describe each of these
        agreements in necessary detail, including, without limitation, which of your debt such
        agreements affected.   Please also provide the basis for not filing these agreements as
        exhibits to your registration statement. In this regard, we note your disclosure at page 51.

13.   With a view toward disclosure, please tell us the status of your arrangement with Magna
        Pinpoint LLC in connection with the "term sheet commitment" that you reference at page
        35. In addition, please tell us why you have not filed such term sheet as an exhibit to
        your filing.

Montana Oil Development—Beery #2, page 37

14.   We note your response to comment 46 in our letter dated September 17, 2010. We
        further note that it appears from information available on the State of Montana's website,
        that apart from production in October 2010, there has not been any production in the
        Beery #2 well since 1995. Please revise your disclosure to clarify, if true, that the well
        may not produce economic quantities of oil.

Material Commitments, page 40

15.   We note your response to comment 47 in our letter dated September 17, 2010 relating to the payment schedule in respect of your cash commitment to Windaus Energy. However, we were not able to find such information in the agreements that you filed as Exhibits 10.3, 10.4 and 10.5. Please advise.

Directors and Executive Officers, page 42

16.   We note your response to comment 51 in our letter dated September 17, 2010. For each of your directors, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as your director in light of your business and structure.

Involvement in Certain Legal Proceedings, page 43

17.   We note your response to comment 54 in our letter dated September 17, 2010. However, your revised disclosure does not appear to be consistent with the information set forth in the public filings related to SEC Administrative Proceeding File No. 3-11640. For example, and without limitation, please revise your disclosure to explain why Mr. Nanvaan, in his capacity as an employee of the brokerage firm, was permanently enjoined from future violations of Sections 5(a), 5(c), and 17(a) of the Securities Act and Section 10(b) of the Exchange Act, and ordered to disgorge $10,000, pay $4,273.26 in pre-judgment interest, and pay a civil penalty in the amount of $10,000. See the orders available at the following links: http://www.sec.gov/litigation/admin/34-50348-o.pdf and http://www.sec.gov/litigation/admin/34-51886.pdf. Please ensure that your revised disclosure includes all material information related to the SEC actions against Mr. Nanvaan.

Executive Compensation, page 44

Summary Compensation Table, page 44

18.   We note your disclosure regarding grants of common stock and preferred stock to your executive officers. Please tell us how you determined the aggregate grant date fair value of such stock, and how such values are reflected in your summary compensation table.

19.   Please revise your filing to clarify how the values reflected in the All Other Compensation column are related to the disclosure provided in footnotes 1 and 3.

Certain Relationships and Related Transactions, and Director Independence, page 46

20.   We note your disclosure regarding the transfer of the fractional ownership interest by NAEG Founders Holding Corporation.   Please expand your disclosure to describe the

arrangement by which the proceeds from the transfer and sale were conferred to you. In addition, please expand your disclosure to describe how the transfer and sale were effected, and whether they were done in connection with the transactions at issue in the legal proceedings and related complaint that you have described under "Legal Proceedings."

21.   We note your response to comment 62 from our letter dated September 17, 2010, and reissue such comment. Please provide further clarification regarding your affiliation with NAEG Founders Holding Corporation. In that regard, we note that in a letter by Joseph D'Arrigo to Joseph Carrizo dated December 19, 2005 that was an attachment to the complaint that you provided in response to prior comment 61, Mr. D'Arrigo indicated that NAEG Founders Holding Company was created so that Mr. Carrizo could "get compensated from product without having to wait" for Native American Energy Group to declare a dividend.

Legal Proceedings, page 47

22.   Please provide an expanded description of the factual basis alleged to underlie the proceeding that you describe in this section. For example, please provide a brief description of the facts alleged to underlie the breach of fiduciary duty and common law fraud claims. In addition, please clarify whether the plaintiffs include certain of the "third parties" referenced at page 46 to which NAEG Founders transferred fractional ownership of its royalty interest.

Unaudited Financial Statements for the Interim Period Ended June 30, 2010

Consolidated Statements of Cash Flows, page F-7

23.   We note in response to comment 70 from our letter dated September 17, 2010 you revised your consolidated statements of cash flows for the years ended December 31, 2009 and 2008 and the cumulative financial information through December 31, 2009 to present receipts and payments for capital leases, notes and loans on a gross basis. Please also revise your consolidated statements of cash flows for your interim periods presented to comply with the guidance in FASB ASC 230-10-45-7 through 9.

Intangible assets, page F-11

24.   We note you are amortizing the sublicensing and distribution agreement intangible asset on a straight line basis over a period of 27 years. Please disclose the aggregate amortization expense you estimate you will record for each of the five succeeding fiscal years to comply with the disclosure requirements detailed in FASB ASC 350-30-50-2.

Note 11—Commitments and Obligations, page F-19

25.   We note you disclose on page 40 that you have a "cash commitment in the amount of $500,000 to Windaus Energy, Inc…." Please clarify if this commitment is in addition to the promissory note you issued when you acquired the sublicensing and distribution rights in March 2010 and provide the disclosures related to this commitment to comply with FASB ASC 450-20-50.

        We also note you disclose on page F-17 that you have an obligation in the amount of $471,500 as at June 30, 2010. Please clarify whether this note relates to the promissory note you issued when you acquired the sublicensing and distribution rights.

Note 14—Restatement, page F-22

26.   We note you have adjusted your financial statements in this amendment to record an impairment charge and amortization expense in the amounts of $80,875 and $23,148, respectively for the six month period ended June 30, 2010. Please disclose the effects of these restatements to comply with FASB ASC 250-10-50-11.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Joanna Lam at (202) 551-3476, or Jenifer Gallagher at (202) 551-3706 if you have any questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551- 3584 with any other questions. If you require further assistance, you may contact the undersigned at (202) 551-3745.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director

cc: Via Facsimile (732) 577-1188
        Joseph M. Lucosky, Esq.
        Anslow & Laclin, LLP